SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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March 31, 2021 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attn:
Sonia Bednarowski
J. Nolan McWilliams
Marc Thomas
Cara Lubit
Division of Corporation Finance
Re:       Social Capital Hedosophia Holdings Corp. V
Amendment No. 2 to
Registration Statement on Form S-4
Filed March 17, 2021
File No. 333-252009
Ladies and Gentlemen:
On behalf of our client, Social Capital Hedosophia Holdings Corp. V (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 31, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-4 ( “Amendment No. 2”) filed with the Commission by the Company on March 17, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) through EDGAR. To facilitate the Staff’s review, we are providing by overnight delivery a copy of this letter as well as a clean copy of Amendment No. 3 and a copy marked to show all changes from Amendment No. 2.

March 31, 2021

For your convenience, we have set forth below the comments of the Staff from the Comment Letter in bold and italics and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.
General
1.We note your response to the comment in our February 24, 2021 letter and have the following comments:
•We note that fractional share investors receive dividend rights under your program. Please explain whether all other rights associated with whole-share ownership are bestowed upon fractional share investors, such as voting rights and the right to receive confirmations, proxy statements and other documents required by law to be provided to security holders. Please also explain how fractional share investors are entitled to such rights, whether by contract, under applicable state law (such as, but not limited to, UCC Article 8), or both.
Response: SoFi Securities, LLC (“SoFi Invest”) (through its clearing broker-dealer, Apex Clearing), provides trade confirmations for fractional share transactions pursuant to Rule 10b-10, and reflects fractional share positions on customer account statements under FINRA Rule 2340. SoFi Invest (again, through its clearing broker, Apex Clearing) provides fractional shareholders with proxy statements, annual reports and other shareholder communications on exactly the same terms as owners of full shares. SoFi Invest (once again, through its clearing broker Apex Clearing) provides fractional shareholders with the right to vote proxies. Apex aggregates all fractional votes across its platform (not only for SoFi Invest but also for the multiple other introducing broker-dealers on its clearing platform that offer fractional shares), and submits the rounded-down-to-whole-number tally. If the yes votes tally is 1,305.6 – Apex will vote yes for 1,305 shares. The reason for this rounding convention is not a choice on the part of SoFi Invest or Apex; the reason is that the standard proxy voting services providers (such as ISS and Egan-Jones) used throughout the industry simply do not support voting for stand-alone fractional shares at this time. The effect of the aggregation practice is that the rounding convention has no material effect on the voting rights of any individual shareholder. SoFi Invest offers these rights to its fractional-share customers as a matter of contract, pursuant to its customer account agreement.
•In regards to your Gary Plastic analysis, please address the fact that fractional share investors appear dependent on the operation of your program as there is no other way to invest in fractional shares (other than through another broker, but the fractional shares themselves are not fungible) or to liquidate fractional shares. In this regard, the fractional shares appear to only exist within your program, cannot be transferred outside the program, and while the program does not guarantee liquidity, customers are dependent on the program for liquidity because they cannot hold the fractional shares directly, cannot transfer them to another broker, and can only sell them under the specific terms of your program.
Response: SoFi Invest observes that fractional share investment programs are widely available throughout the broker-dealer industry, including much larger broker-dealers such as Charles Schwab & Co, Fidelity Brokerage Services, TD Ameritrade, Goldman

March 31, 2021

Sachs & Co. and E*TRADE. In other words, investors have many opportunities to invest in fractional shares other than through SoFi Invest. The current limitation on transfer of fractional shares between broker-dealers is not imposed by SoFi Invest or its clearing broker, Apex Clearing, but rather by the industry-standard ACAT system operated by DTCC. At the present time, the ACAT system only offers automated account transfer services between broker-dealers for whole-share positions. DTCC is an SEC-regulated clearing agency and the SEC has the ability to require DTCC to modify its rules if the SEC so chooses.
We believe the SoFi Invest fractional share program is fundamentally different from the CD secondary market system at issue in the Gary Plastic case. In Gary Plastic, the broker-dealer at issue took CDs which had fixed terms (e.g. 6 months or 1 year) and which the bank would only liquidate subject to a substantial withdrawal penalty. The broker-dealer offering the CD program fundamentally changed the liquidity characteristics of these CDs by promising to offer a secondary liquidity program at the broker-dealer, wholly dependent on the broker-dealer’s efforts to find secondary market purchasers among its own customers. Here, SoFi Invest is simply accessing ordinary equity market liquidity on behalf of its fractional share customers, through trade executions on securities exchanges or through equity market-makers and alternative trading systems, just as it does for whole-share purchasers and sellers. Indeed, as the Second Circuit observed in Gary Plastic concerning the CD program, “[the broker-dealer] is engaged in activity that is significantly greater than that of an ordinary broker or sales agent.” That factual predicate is simply not true here – SoFi Invest is engaging in activity that is exactly the same as an ordinary broker or sales agent. A SoFi Invest customer is not relying “on the skill and financial stability” of SoFi Invest, nor is the customer relying on SoFi Invest’s “implicit promise to maintain its marketing efforts” or on SoFi Invest’s “ongoing monitoring of the issuing banks” – all critical factors to the Gary Plastic decision. In short, the factors that led the court in Gary Plastic to find the existence of a separate security for the CD program in that case all point to the fractional share program here as not creating a separate security. Moreover, as we have observed above and in our previous response letter, the SEC and its staff have been aware of fractional share programs in the broker-dealer industry for over 20 years, and have never indicated that they created a separate security – and SoFi Invest’s program is well within the industry mainstream of such programs. We also observe that the SEC Division of Examinations recently conducted an examination of SoFi Invest’s fractional share program (SEC File No. 8-68389) and closed that examination without any findings, which supports the conclusion that SoFi Invest’s fractional share program does not constitute an offering of a separate, unregistered security.
Social Finance Inc.
Notes to Consolidated Financial Statements
Note 11. Permanent Equity, page F-79
2.We note that the common shares issued in conjunction with the December 2020 offering are subject to an upward adjustment based on the implied per-share consideration of the Business Combination and other factors. Please tell us how you determined (i) that additional common

March 31, 2021

shares would be issued at the time of closing of the Business Combination and (ii) the identified number of shares you expect to be issued.
Response: The Company respectfully acknowledges the Staff’s comment. The terms of the December 2020 sale of shares of SoFi common stock require that SoFi will issue additional shares of SoFi common stock to the purchasers thereof if SoFi consummates, on or prior to July 1, 2021, a business combination transaction meeting certain requirements (a “Reference Transaction”). The Business Combination qualifies as a Reference Transaction.
This adjustment to the number of shares of SoFi Common Stock issuable in connection with the December 2020 transaction is intended to provide the purchasers in the December 2020 transaction with antidilution and price protection relative to a Reference Transaction, such that the price per share of SoFi common stock paid by the purchasers in the December 2020 transaction is equivalent to the estimated dollar value of the consideration per share of SoFi common stock to be received in the Reference Transaction (calculated as of the date of the definitive agreement for such Reference Transaction) (the “Implied Per Share Price”), valuing the shares of the acquiror’s common stock included in such consideration at $10.00 per share and using an estimate (as of the date of such definitive agreement) of the fully diluted shares of SoFi common stock that will be outstanding as of immediately prior to the consummation of the Reference Transaction.
Specifically, with respect to the Business Combination, we determined that an adjustment of 735,100 shares of SoFi common stock was required as follows. We calculated the Business Combination’s Implied Per Share Price of $17.78 using (i) the base purchase price in the Merger Agreement of $6,569,840,376, (ii) a value per share of SoFi Technologies common stock issuable in the Business Combination of $10.00 and (iii) an estimate (as of the date of the Merger Agreement), assuming the treasury stock method inclusive of expected RSU equity compensation grants to be made following the date of the Merger Agreement, of 369,533,639 fully diluted shares of SoFi common stock that will be outstanding as of immediately prior to the consummation of the Business Combination. The aggregate purchase price payable for shares of SoFi common stock in the December 2020 transaction of $369,840,376 is then divided by the Implied Per Share Price to arrive at an aggregate of 20,802,402 shares of SoFi common stock issuable to the purchasers in the December 2020 transaction. The number of shares of SoFi common stock originally issued in the December 2020 transaction (i.e., 20,067,302) is then subtracted from such aggregate number of shares of SoFi common stock, resulting in the disclosed adjustment of 735,100 additional shares of SoFi common stock. This number of additional shares will not change prior to consummation of the Business Combination.

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March 31, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours,

/s/ Howard Ellin

cc:        Chamath Palihapitiya
Social Capital Hedosophia Holdings Corp. V
cc:        Anthony Noto
Social Finance, Inc.
cc:        Robert Lavet
Social Finance, Inc.
cc:        Christopher M. Barlow
Skadden, Arps, Slate, Meagher & Flom LLP
cc:        Jocelyn M. Arel
Benjamin K. Marsh
Goodwin Procter LLP
cc:        Raaj S. Narayan
Wachtell, Lipton, Rosen & Katz